UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson January Trading Update (Unaudited)

19 January 2022	Strong financial performance in 2021, full year guidance raised

Andy Bird, Chief Executive said:
“We made great progress in Q4 and are delivering a strong full year performance, with sales growth and profit exceeding our original guidance. Led by a strong management team, we are repositioning the business, driving digital innovation and an increased focus on the consumer through the launch of Pearson+. We are well placed to build on this momentum in the year ahead and look to the future with confidence.”

Full year Group sales up 8% and adjusted operating profit expected of c.£385m up c.33% compared to last year and ahead of expectations*, at an average USD:GBP exchange rate of 1.38.

● Strong performance in Assessment & Qualifications
- Sales in Assessment & Qualifications, our largest business, were up 18% driven by the strength of Professional Certification (VUE), Clinical Assessment and US Student Assessment, following a recovery from COVID-19.
- VUE test volumes grew 30% to 16.8m due to this recovery, new client launches and growth in existing programs. Volumes in OnVUE**, Pearson’s online proctoring service, grew 46% reflecting continuing demand for remote testing.
- In Q4, sales were up 2% as growth in US Student Assessment was partially offset by expected declines in VUE, due to strong comparators from a COVID-19 catch up in Q4 2020.

● Further momentum in Virtual Learning
- Sales in Virtual Learning grew 11% for the full year with sales growth of 17% in Virtual Schools due to strong enrolment growth in the prior academic year (2020-21). Online Program Management (OPM) grew with good underlying enrolment growth of 7%.
- Maryville University extended its OPM partnership for online degrees in the high-demand field of Nursing to 2033 and Northeastern University added new online master's degree and certificate programs in Nursing and Healthcare. Virtual Schools announced its first Connections Academy in the state of Virginia, which begins enrolment in 2022.
- Q4 sales in Virtual Schools, which relate to the current academic year (2021-22) were down 4% reflecting modest enrolment growth offset by pricing mix. OPM sales grew 8% in the quarter with the impact of discontinued programs in OPM having now come to an end.

● Stronger end to the year in Higher Education
- Sales in Higher Education were down 5% for the full year. Growth in Canadian and UK Courseware was more than offset by a 6% decline in US Higher Education Courseware.
- Continued momentum in Inclusive Access where sales to not-for-profit institutions grew 18% representing 16% of total US Higher Education Courseware revenue versus 13% last year.
- In Q4, lower international sales were partially offset by growth in the US, meaning H2 sales (which are representative of the current academic year) for US Higher Education Courseware decreased 9%. This performance in H2 was driven by a 6% decline in enrolments and courses per enrolment combined, as well as price pressure due to the mix shift from print and bundles to etext and platform, and lower monetisation.

● Positive performance in Workforce Skills
- Sales in Workforce Skills grew 6% with strong growth in GED and TalentLens as well as growth in BTEC and Apprenticeships.
- In Q4, revenue grew 13% due to a phasing benefit in BTECs.

● Good progress in English Language Learning
- Sales in English Language Learning grew 17% for the full year due to a COVID-19 recovery in both International courseware and Pearson Test of English (PTE) where volumes grew 25% compared to 2020.
- Q4 sales grew 21% driven by a strong performance in PTE as local restrictions in Australia and India were lifted. English courseware also rebounded strongly with growth across most international markets including a strong recovery in Latin America.

● Sales in businesses under strategic review were up 1% for the full year.

● Strategic progress – 2021 highlights
- Launched direct to consumer strategy led by new digital learning service, Pearson+, which continues to make good progress with 2.75m registered users, reflecting a strong uptake from MyLab and Mastering users, 133k paid subscriptions, and an app store rating of 4.7.
- Pearson’s flagship Higher Education product, Revel, completed the move to incorporate the Pearson Learning Platform’s capabilities, providing enhanced features, and a new visual design for mobile.
- Acquired Faethm, the workforce AI and predictive analytics company, enhancing Pearson’s Workforce Skills capabilities.
- The disposal of Pearson’s Brazilian K12 Sistemas business completed on 1st October 2021. Marketing is progressing well in businesses under strategic review.

● Board appointments
- Appointed Omid Kordestani as Non-Executive Chair Designate and Tim Score as Deputy Chair Designate, providing exceptional leadership with highly relevant skills to drive Pearson’s digital, consumer strategy.
- Pearson has today also announced the appointment of experienced business leader Esther Lee as Independent Non-Executive Director. Esther brings significant experience to the Board through her prior executive leadership roles developing customer strategies to drive digital transformation and growth. She has served in a variety of senior roles at global brands including MetLife Inc., AT&T, Euro RSCG Worldwide, and The Coca-Cola Company. Esther is a Board member at The Clorox Company (NYSE: CLX.) She will join the Board on 1st February 2022.

● Strong cashflow
- Strong balance sheet, net debt of less than £400m and a strong cash performance.

Financial summary
Underlying sales growth for 2021	Q4	Full Year
Sales
Assessment & Qualifications	2%	18%
Virtual Learning	0%	11%
Higher Education	(2%)	(5%)
Workforce Skills	13%	6%
English Language Learning	21%	17%
Sub total	2%	8%
Strategic review	(18%)	1%
Total	1%	8%

For an accompanying data table providing 2021 metrics relating to revenue across select key businesses, please follow this link.

Full year results will be announced on 25th February 2022 when we will provide a strategic update and 2022 guidance.

Notes
Throughout this announcement: growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude both currency movements and portfolio changes. Unless otherwise stated, growth rates relate to the twelve-month period.

* Consensus adjusted operating profit as at 12th November 2021 was £375m at average USD:GBP of 1.38.
** OnVUE test volumes include GED test but revenues for GED are reflected in the Workforce Skills division under Pearson’s new divisional structure.

Contacts
Investor Relations	Jo Russell	+44 (0) 7785 451 266
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Teneo	Charlie Armitstead	+44 (0) 7703 330 269

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson’s strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson’s present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson’s control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson’s publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson’s latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 19 January 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary